June 7, 2012

via EDGAR

Mr. Tony Burak
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-8629

RE:	Principal Variable Contracts Funds, Inc.
File Numbers 002-35570, 811-01944
Form N-CSR for the period ended December 31, 2011
Form NSAR-B for the period ended December 31, 2011

Dear Mr. Burak,

This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the
comments of the Staff of the Securities and Exchange Commission (“Commission”) which you communicated to Sara Reece and me by telephone on June 4, 2012, with respect to the Registrant’s N-
CSR filing for the period ended December 31, 2011 and the Form NSAR-B filing for the period ended
December 31, 2011. The Registrant submitted the Form N-CSR on February 27, 2012 and the Form
NSAR-B on February 29, 2012. This letter states the Staff comments as well as the Registrant’s responses thereto.

Comment 1. In the Management’s Discussion of Fund Performance line graph, please include an appropriate broad-based securities market index.

Response: The Registrant will do so in the N-CSR for the period ended December 31, 2012.

Comment 2. For the Diversified International Account and the International Emerging Markets Account,
please use consistent terminology to describe the index in the line graph and the glossary.

Response: The Registrant will do so in the N-CSR for the period ended December 31, 2012.

Comment 3. In the Schedule of Investments for the Income Account, footnote (f) states: “All or a portion of the loan is unfunded. See Notes to Financial Statements for additional information.” The Staff was unable to find the additional information referenced in footnote (f).

Response: The Registrant will include language, if needed, or revise the footnote in the N-CSR for the period ended December 31, 2012.

Comment 4. In the Notes to the Financial Statements for the Asset Allocation Account, the amounts under the Realized Gain or (Loss) on Derivatives Recognized in Operations do not foot. Please confirm the amounts included are correct.

Response: The amounts are correct; the total should be $215.

Comment 5. The report, under the heading “Proxy Voting Policies”, states that the results of the proxy votes for the most recent twelve months ended June 30 may be obtained at the Principal Funds website;
however, the Staff was unable to locate them. Please confirm the results of the proxy votes are on the
Principal Funds website.

Response: The reference to the Principal Funds website as a source of the results of the proxy votes will be removed from the N-CSR for the period ended December 31, 2012 because this information is not available on the Principal Funds website.

Comment 6. In the NSAR-B, please confirm the mark-to-market net asset value per share for the Money
Market Account is $1.000.

Response: The unrounded mark-to-market net asset value per share for the Money Market
Account was $0.99999. Rounded to four decimal places, as required by the form, the mark-to-
market NAV was $1.0000.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 if you have any questions.

Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills
Assistant Counsel, Registrant

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